Contact

www.linkedin.com/in/zach-stein-100 (LinkedIn)

Top Skills

Social Media Marketing
Product Development
Marketing

Honors-Awards

2018 Competition Winner

Zach Stein

Cofounder @ Carbon Collective. We make 401(k)'s better. And also greener.

Albany, California, United States

Summary

I once heard the phrase, "Life is only linear in the rearview mirror." At least for me, this feels very on point.

I've been lucky to spend my career thus far exploring what I've found most interesting. I've gotten to do it with some amazing people, including my oldest friend in the world, @James Regulinski. And increasingly, I was able to focus my energy at work on the issues that matter to me most. Right now at Carbon Collective, that is helping unlock sustainable investing at scale. We cannot solve climate change without it.

Experience

Carbon Collective

Co-Founder

July 2020 - Present (3 years 11 months)

Albany, California, United States

For years I've been looking for the right climate-friendly way to save for retirement. I either felt like I had to sacrifice my values for investments that were diverse and low-fee, or sacrifice diversity to invest in just solar stocks.

At Carbon Collective, we put your savings to work investing in over 100 companies building climate solutions while still helping you be broadly diversified, all for the same price you pay for a generic online investment advisor.

On Deck

Fellow

February 2021 - May 2021 (4 months)

Remote

On Deck Climate Tech Fellowship #1 (ODCT1)

Osmo Systems

CEO + Cofounder
January 2013 - January 2020 (7 years 1 month)
Oakland, CA

We launched Osmo Systems to use our novel sensing technology to help fish and shrimp farms be less wasteful.

We raised ~$4m from great investors and built a team, culture, and place to work I will always be proud of.

Urban Worm
Founder & Retail Director
April 2012 - June 2013 (1 year 3 months)
Berkeley, CA

Sold 1000's of bags of worms and their poop in the Bay Area and across the US.
Grew monthly workshop attendance 20x in 1.5 years.
Strategized and implemented successful marketing campaigns for online, retail, and wholesale
Developed a recognizable brand name and achieved top local SEO positioning
Hauled away local organizations' waste products and converted them into profits

Urban Adamah
Fellow
September 2011 - December 2011 (4 months)
Berkeley, CA

Participated in a full-time three month fellowship learning the latest methods of urban farming, communication, and leadership. The project focused on delving into the issues of social justice regionally in the East Bay and internationally, as well.

Education

Hamilton College
Bachelor of Arts (B.A.), Psychology · (2007 - 2011)

School for International Training
· (2010 - 2010)

Kehillah Jewish High School

· (2003 - 2007)